

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2025

Peter Adamek
Chief Financial Officer
Novagold Resources Inc.
201 North Main Street
Suite 400
Salt Lake City, UT 84111

> **Re: Novagold Resources Inc.**
> **Form 10-K for the Fiscal Year ended November 30, 2024**
> **Filed January 23, 2025**
> **File No. 001-31913**

Dear Peter Adamek:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation